UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934

MERU NETWORKS, INC.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

59047Q 10 3
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]      Rule 13d-1(b)

 [   ]      Rule 13d-1(c)

 [   ]      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 59047Q 10 3

1	Name of Reporting Person: Polar Capital LLP I.R.S. Identification No. of above person (entities only): Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions):(a) [ ] (b) [ x ]
3	SEC Use Only
4	Citizenship or Place of Organization: England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power: 1,032,004 shares*
	6	Shared Voting Power: -0-
	7	Sole Dispositive Power: 1,032,004 shares*
	8	Shared Dispositive Power: -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,032,004 shares*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11	Percent of Class Represented by Amount in Row (9): 5.87%**
12	Type of Reporting Person: IA

*  This Statement is being filed by Polar Capital LLP with respect to: (i) 901,816 shares owned directly by Polar Capital Funds plc – Global Technology Fund and (ii)130,188 shares owned directly by Polar Capital Technology Trust plc. Polar Capital LLP, the investment manager of the fund and trust, exercises investment discretion over the fund and trust and accordingly may be deemed to have beneficial ownership over the shares directly owned by them.

** Based on  17,568,367 outstanding shares of common stock, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Page 2 of 6 Pages

Item 1.

(a)	Name of Issuer:	Meru Networks, Inc.

(b)	Address of Issuer's Principal Executive Offices:	894 Ross Drive Sunnyvale, California 94809

Item 2.

(a)	Name of Person Filing: This Statement is being filed by Polar Capital LLP with respect to:

(i)	901,816 shares owned directly by Polar Capital Funds plc – Global Technology Fund and
(ii)	130,188 shares owned directly by Polar Capital Technology Trust plc.

Polar Capital LLP is the investment manager of the Polar Capital Funds plc – Global Technology Fund and the Polar Technology Trust.  Polar Capital LLP exercises investment discretion over the fund and trust and accordingly may be deemed to have beneficial ownership over the shares directly owned by them.

(b)	Address of Principal Business Office
or, if none, Residence:	4 Matthew Parker Street London SW1H 9NP England

(c)	Citizenship:	England

(d)	Title of Class of Securities:	Common Stock, par value $0.0005 per share

(e)	CUSIP Number: 59047Q 10 3

Item 3.

If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Page 3 of 6 Pages

(e) [X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.                Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,032,004 shares*

(b)	Percent of class:	5.87%**

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 1,032,004 shares*

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 1,032,004 shares*

(iv)	shared power to dispose or to direct the disposition of: -0-

*  This Statement is being filed by Polar Capital LLP with respect to: (i) 901,816 shares owned directly by Polar Capital Funds plc – Global Technology Fund and (ii)130,188 shares owned directly by Polar Capital Technology Trust plc. Polar Capital LLP, the investment manager of the fund and trust, exercises investment discretion over the fund and trust and accordingly may be deemed to have beneficial ownership over the shares directly owned by them.

** Based on  17,568,367 outstanding shares of common stock, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  *

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2012	POLAR CAPITAL LLP

By: /s/ Boura Kym Tomlinson
Name: Boura Kym Tomlinson
Title: Chief Legal and Compliance Officer

 Page 6 of 6 Pages